Exhibit 99.1

BANCO INTER S.A.

Publicly-held Company with Authorized Capital (Category "A") - CVM Code No. 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

MATERIAL FACT

UPDATE ON THE CASH-OUT CONDITION OF THE CORPORATE REORGANISATION

Banco Inter S.A. ("Inter" or "Company"), in compliance with article 157, paragraph 4, of Law no. 6.404/76, as amended ("Corporations Law"), and CVM Resolution No. 44, of August 23, 2021, and as an update to the information disclosed in the Material Facts dated May 24, 2021, October 7, 2021, November 2, 2021, November 25, 2021, as well as in the Notice to Market dated November 17, 2021 and in the Notice to Shareholders dated November 25, 2021 ("Notice to Shareholders 11.25.2021"), informs its shareholders and the market in general that on December 2, 2021: (i) the Option Period for the Cash-Out Option closed; and (ii) an amount of the Cash-Out Option exceeding R$ 2,000,000,000.00 (two billion reais) was ascertained. As such, the condition that the total amount to be disbursed for payment of the Cash-Out Option should not exceed two billion reais ("Cash-Out Cap") was not met.

Consequently, on this date, Inter's Board of Directors opted not to exercise the prerogative granted to it to approve the payment of the Cash-out Option in an amount higher than the Cash-Out Cap. Thus, the Corporate Reorganization will not be implemented under the terms approved at the extraordinary general shareholders' meeting held on November 25, 2021 and in the Notice to Shareholders 11.25.2021.

Capitalized terms in this material fact have the meanings ascribed to them by the Notice to Shareholders 11.25.2021 unless otherwise defined herein.

Trading Inter's Shares

Due to the above, no restriction will apply to the trading of Inter shares, and all Inter shareholders will continue to be able to freely trade their Inter shares, without any change, as of December 3, 2021.

Access to Information and Documents

Inter will keep its shareholders and the market in general informed of any updates, pursuant to applicable regulations.

Additional information may be obtained from Inter's Investor Relations Department, by e-mail ri@bancointer.com.br, at Avenida Barbacena, no. 1,219, Belo Horizonte, MG, or on Inter's website (http://ri.bancointer.com.br).

Belo Horizonte, December 2, 2021.

HELENA LOPES CALDEIRA

Chief Financial and Investor Relations Officer